


05040022

VE 3-22-05

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SECURITIES AND EXCHANGE COMMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37437 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty
(No. and Street)

| Pittsburgh | PA | 15222-3779 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III — 412 / 288-7712
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 2100 One PPG Place | Pittsburgh | PA | 15222 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

# OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Financial Services, Inc.

Year ended December 31, 2004
with Report and Supplementary Report of Independent Registered Public Accounting Firm

**FEDERATED FINANCIAL SERVICES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2004**
(dollars in thousands, except per share data)

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 74 |
| Receivable from affiliates, net | | 134 |
| Prepaid taxes | | 2 |
| Total assets | $ | 210 |
| Liabilities: | | |
| Total liabilities | $ | 0 |
| Shareholder's Equity: | | |
| Capital stock, par value $1.00 per share- 50,000 shares authorized, issued and outstanding | | 50 |
| Additional paid-in capital | | 1,000 |
| Accumulated deficit | | (840) |
| Total shareholder's equity | | 210 |
| Total liabilities and shareholder's equity | $ | 210 |

(The accompanying notes are an integral part of these financial statements.)

**FEDERATED FINANCIAL SERVICES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2004**
(dollars in thousands)

| | | |
|---|---|---|
| Commission income | $ | 18 |
| Operating Expenses: | | |
| Allocated expenses from affiliates | | 1 |
| Total operating expenses | | 1 |
| Operating income | | 17 |
| Dividend income | | 1 |
| Income before income taxes | | 18 |
| Income tax provision | | 10 |
| Net income | $ | 8 |

(The accompanying notes are an integral part of these financial statements.)

**FEDERATED FINANCIAL SERVICES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2004**
(dollars in thousands)

| | Capital Stock | Additional Paid-In Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2004 | $ 50 | $ 1,000 | $ (848) | $ 202 |
| Net income | 0 | 0 | 8 | 8 |
| Balance at December 31, 2004 | $ 50 | $ 1,000 | $ (840) | $ 210 |

(The accompanying notes are an integral part of these financial statements.)

**FEDERATED FINANCIAL SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**
(dollars in thousands)

| | | |
|---|---|---|
| Operating activities: | | |
| Net income | $ | 8 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities: | | |
| Increase in receivable from affiliates, net | | (8) |
| Net cash provided by operating activities | | 0 |
| Cash and cash equivalents, beginning of year | | 74 |
| Cash and cash equivalents, end of year | $ | 74 |

(The accompanying notes are an integral part of these financial statements.)

**FEDERATED FINANCIAL SERVICES, INC.**
**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**
(dollars in thousands)

| | |
|---|---|
| Balance at January 1, 2004 | $ 0 |
| Additions and/or reductions | 0 |
| Balance at December 31, 2004 | $ 0 |

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Financial Services, Inc., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer primarily for the retail distribution of variable annuity contracts.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents represent an investment in a money market fund that is managed by another affiliate of Federated. This investment may be redeemed upon demand.

(d) Revenue Recognition

The Company records commission revenue from marketing-related activities upon receipt.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate or combined company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f) Disclosures of Fair Value

Carrying amounts approximate fair value for cash and cash equivalents. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, the Company's revenues and certain expenses, including tax expenses, occupancy and other support services, are funded by another subsidiary of Federated and credited or charged to the Company. Expenses allocated to the Company amounted to approximately $1,000 for the year ended December 31, 2004.

The "Receivable from affiliates, net" on the Company's Balance Sheet represents the amount of fees and other revenue collected by another affiliate of Federated on behalf of the Company in excess of expenses paid by this affiliate on behalf of the Company. There is no intention now or in the foreseeable future to settle the intercompany receivable.

(3) GUARANTEES

As of December 31, 2004, the Company's parent, Federated, was able to borrow up to $150.0 million under the provisions of the Second Amended and Restated Credit Agreement as amended (the Credit Facility), the term of which expired in January 2005. At December 31, 2004, the outstanding balance under the Credit Facility was zero. On January 14, 2005, Federated renewed the Credit Facility for an additional 364-day term, however, the Company no longer guarantees any obligation of Federated that arises pursuant to the Credit Facility.

(4) INCOME TAXES

Income tax expense for the year ended December 31, 2004 consisted of current federal and state taxes of $4,000 and $6,000, respectively. The Company's effective tax rate for the year ended December 31, 2004, was 58.2%. This rate is higher than the Company's federal statutory income tax rate of 35.0% due to state income taxes incurred during 2004. All tax-related balances due to or from affiliates are included in Receivable from affiliates, net.

(5) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $73,000, which was $68,000 in excess of its required capital of $5,000.

(6) MAJOR CUSTOMERS

The Company derived substantially all of its total revenues for the year ended December 31, 2004 from one customer.

(7) COMMITMENTS AND CONTINGENCIES

As previously reported, since September 2003 Federated, the Parent, has conducted an internal review into certain mutual fund trading activities in response to requests for information from the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD) and New York State Attorney General. Federated subsequently received inquiries relating to such trading activities from the U.S. Attorneys Offices for the Western District of Pennsylvania and the Southern District of New York, the Commodity Futures Trading Commission, the Securities Commissioner and the Attorney General of West Virginia, and the Connecticut Banking Commission. Attorneys from the law firms of Reed Smith LLP and Davis, Polk & Wardwell are conducting the review at the direction of a special investigative committee of Federated's board of directors. The special investigative committee is currently comprised of the board as a whole. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds.

(7) COMMITMENTS AND CONTINGENCIES, continued

In February 2004, the Company announced that the special investigative committee of the Board of Directors had substantially completed its assessment of the impact of past mutual fund trading issues. Based upon the findings of the internal review and of an independent expert retained by the Federated mutual funds, Federated paid restoration of approximately $8.0 million ($7.6 of which was recorded in 2003) to compensate for the detrimental impact from the improper trading activities identified in the review. Federated has substantially completed the review of information relating to trading activities. Federated announced on January 24, 2005 that it was in settlement discussions with the SEC and New York State Attorney General. The settlement, which may include penalties, restoration, and possible future investment advisory fee reductions, will have a material impact on the consolidated financial statements of Federated.

Since October 2003, Federated Investors, Inc. and related entities (collectively, the "Federated Defendants") have been named as defendants in twenty-one cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excess fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The six excessive fee cases were originally filed in four different federal courts and one state court. Four of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The fifth federal case is pending in the Western District of Tennessee, but on September 23, 2004, Federated moved to transfer that case to the Western District of Pennsylvania. A state court case was voluntarily dismissed by the plaintiff without prejudice.

In addition to the market timing and excessive fee litigation, certain Federated entities have recently been named defendants in a new class action filed in the U.S District Court for the Eastern District of Pennsylvania. Plaintiffs in this case claim that Federated has failed to ensure that the Federated Funds participated in class action settlements for which they were eligible.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

# Supplemental Information

**FEDERATED FINANCIAL SERVICES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**DECEMBER 31, 2004**
(dollars in thousands)

**Computation of net capital:**

| | | | | |
|---|---|---|---|---|
| Shareholder's equity | | | $ | 210 |
| Deductions and/or charges: | | | | |
| Nonallowable assets | $ | 135 | | |
| Haircut on securities owned | | 2 | | 137 |
| Net capital | | | $ | 73 |
| Aggregate indebtedness | | | $ | 0 |

**Computation of basic net capital requirement:**

| | | |
|---|---|---|
| Minimum net capital required (greater of $5 or 6-2/3% of aggregate indebtedness) | $ | 5 |
| Excess net capital | $ | 68 |
| Ratio of aggregate indebtedness to net capital | | 0 to 1 |

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

(The accompanying notes are an intergral part of these financial statements.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

# Report of Independent Auditors

Board of Directors
Federated Financial Services

We have audited the accompanying balance sheet of Federated Financial Services (the Company) as of December 31, 2004, and the related statement of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Financial Services as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2005



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

# Supplementary Report of Independent Auditors' on Internal Control

Board of Directors of
Federated Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Federated Financial Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of

internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2005